Item 1.
(a) Name of Issuer: Penn National Gaming, Inc.
(b) Address of Issuer's Principal Executive Offices:
825 Berkshire Boulevard, Suite 200
Wyomising, PA 19610
Item 2.
(a) Names of Persons Filing:
Akre Capital Management/ Charles T. Akre, Jr.
(b) Address of Principal Business Office or, if none, Residence:
Akre Capital Management, LLC 		Charles T. Akre, Jr.
Potomac Tower, 6th Floor		Potomac Tower, 6th Floor
1001 19th Street North			1001 19th Street North
Arlington, VA 22209			Arlington, VA 22209
(c) Citizenship:  Delaware/United States
(d) Title of Class of Securities: Common Stock
(e) CUSIP Number: 707569101

Item 3.  If this statement is filed pursuant to Rule 13d 1(b), or 13d-2(b), check whether the person filing is a:
(a) [ ] Broker or dealer registered under section 15 of the Act
	(15 U.S.C. 78c);
(b) [ ] Bank as defined in section 3(a) (6) of the Act (15 U.S.C. 70c;
(c) [ ] Insurance company as defined in section 3(a) (19) of the Act
	(15 U.S.C. 78c);
(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
(e) [x] An investment adviser in accordance with section 240.13d-1(b)
	(ii)(E);
(f) [ ] An employee benefit plan or endowment fund in accordance with
	section 240.13d-1(b)(l)(ii)(F);
(g) [ ] A parent holding company or control person in accordance with
	section	240.13d-1(b)(ii)(G);
(h) [ ] A savings association as defined in section 3(b) of the Federal
	Deposit	Insurance Act (12 U.S.C. 1813);
(i) [ ] A church plan that is excluded from the definition of an investment
	company	under section 3(c)(14) of the Investment Company Act of 1940
	(15 U.S.C. 80a-3);
(j) [ ] Group, in accordance with section 240.13d-1(b)(l)(ii)(J)

If this statement is filed pursuant to section 240.13d-l(c), check this box [ ].

Item 4. Ownership

Each of the Reporting Persons may be deemed to own beneficially 1,102,798 shares of Common Stock at December 31, 2000. Akre Capital Management, LLC owns of record 1,102,798 shares of Common Stock. As principal stockholder of Akre Capital Management, LLC, Mr. Akre may be deemed to won beneficially all of the Common Stock that Akre Capital Management, LLC may be deemed to own beneficially. Therefore, each of the Reporting Persons may be deemed to won beneficially 1,102,798 shares of Common Stock of the Issuer.

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.  N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Group. N/A

Item 8. Identification and Classification of Members of the Group.  N/A

Item 9. Notice of Dissolution of Group.  N/A

Item 10. Certification
(a) By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of such securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct and may be filed jointly with Charles T. Akre, Jr.

Dated: April 4, 2001		Akre Capital Management, LLC

				By:  /s/ Charles T. Akre, Jr.
				___________________________
				Name: Charles T. Akre, Jr.

				Title:  Managing Member
				Akre Capital Management, LLC


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief I certify that the information set forth in this statement is true, complete and correct and may be filed jointly with Akre Capital Management, LLC.

Dated: April 4, 2001		Charles T. Akre, Jr.

				By:  /s/ Charles T. Akre, Jr.
				___________________________
				Name: Charles T. Akre, Jr.

				Title:  Managing Member
			          Akre Capital Management, LLC